Rigetti Computing, Inc.

775 Heinz Avenue

Berkeley, CA 94710

August 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Mitchell Austin, Staff Attorney

  Joshua Shainess, Legal Branch Chief

Re:	Rigetti Computing, Inc.

Registration Statement on Form S-1

Filed August 12, 2022

File No. 333-266810

To the addressees set forth above:

This letter sets forth the responses of Rigetti Computing, Inc. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 17, 2022 (the “Comment Letter”) relating to the Registration Statement on Form S-1 filed on August 12, 2022 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 1”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the prospectus included in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.

We note that Ampere is not obligated to make the additional $5 million payment for the second tranche of 500,000 shares if Ampere’s capital stock is not listed by the second anniversary of the warrant subscription agreement. Generally, securities issued in a private transaction may not be registered for resale until after the private placement is completed. In this regard, we note that Ampere is not irrevocably bound to purchase the subject securities because whether Ampere chooses to list its capital stock is a condition within Ampere’s control. Please refer to Question 134.01 of our Securities Act Sections Compliance and Disclosure Interpretations for guidance, and provide us with your analysis of how the registration of these shares is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1 to remove references to the second tranche of 500,000 shares issuable pursuant to the Ampere Warrant. Accordingly, only the first tranche of 500,000 shares of common stock that were previously issued to Ampere upon its exercise of the vested portion of the Ampere Warrant is being registered for resale in Amendment No. 1.

Selling Stockholder, page 144

2.	Revise to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Ampere Computing LLC.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 144 of Amendment No. 1 to identify the natural person who exercises the voting and/or dispositive powers with respect to the securities owned by Ampere.

August 19, 2022

Exhibits

3.	Please file your collaboration agreement with Ampere and revise your prospectus to summarize the material terms of this agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe it is required to file the collaboration agreement with Ampere under Item 601(b)(10) of Regulation S-K or to disclose the material terms of the collaboration agreement since the collaboration agreement is a contract entered into in the ordinary course of business, is not material to the Company, and is immaterial in amount and significance to the Company.

Item 601(b)(10)(ii) of Regulation S-K states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more specified categories, in which case it shall be filed except where immaterial in amount or significance”. Subsection (A) of such Item, which refers to “any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report” is one of the specified categories of contracts required to be filed “except where immaterial in amount or significance”.

The Company respectfully advises the Staff that it believes the collaboration agreement with Ampere does not require filing under Item 601(b)(10)(ii) of Regulation S-K because the collaboration agreement is (i) the kind of contract that ordinarily accompanies the Company’s business and is (ii) immaterial in amount and significance to the Company as the agreement contains customary terms relating to how the parties plan to work together to identify and develop potential use cases for their products and technologies. The Company has entered into, and expects to enter into from time to time as part of its routine and ordinary operations, numerous collaboration agreements similar to the collaboration agreement with Ampere.

The Company does not believe that additional disclosure concerning the collaboration agreement, through the filing of the agreement as an exhibit to the Registration Statement or otherwise, would provide meaningful disclosure to investors. For the reasons described above, the Company respectfully submits to the Staff that the collaboration agreement is thus not required to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K, nor described at this time.

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We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to our counsel, Rupa Briggs and Sarah Sellers of Cooley LLP at (212) 479-6525 and (212) 479-6370, respectively.

Very truly yours,

Rigetti Computing, Inc.

By:	/s/ Rick Danis

Name:	Rick Danis

Title:	General Counsel

cc:	Chad Rigetti, Rigetti Computing, Inc.